CLIFFORD
CHANCE
ROGERS & WELLS

CLIFFORD CHANCE
ROGERS & WELLS LLP
200 PARK AVENUE
NEW YORK NEW YORK 10166 0153
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Johannes K. Gäbel
Partner
DIRECT TELEPHONE 212 878-8004
DIRECT FACSIMILE 212 878-3134
johannes.gabel@cliffordchance.com

February 11, 2002

VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Madam or Sir:

Enclosed please find a copy of a notice of the Company regarding market relevant facts which was submitted to the Frankfurt Stock Exchange and the German Federal Authority for Securities Trading.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

enclosure

FILE NO.
82-5077

Ad-hoc Announcement

FJA receives major orders for both German models of pension funds

FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, has received two major orders – with a total value of over EUR 3 million - to provide software applications for pension funds with defined benefit plans with fixed contribution ("Pensionskasse") and with mixed defined benefit / defined contribution plans ("Pensionsfonds"). The Parion Group (Gothaer Lebensversicherung) and Deutscher Herold have both signed a contract as well as a letter of intent, to upgrade the data processing systems, developed in co-operation and supplied by FJA, to enable the administration of occupational pension funds. Both companies belong to Germany's largest insurance groups.

The Retirement Savings Act, ratified last year, favours private or governmental pension plans ("Riester" contracts) and, in particular, occupational pension funds for both German models.

FJA has already received as many as 14 orders last year to provide the necessary functionalities for the administration of governmental pension contracts ("Riester"). Among those clients were three companies who, via FJA's Life Factory, have opted for the outsourced administration of their "Riester" contracts Third-Party Administration (TPA) by FJA.

With these most recent orders, FJA can further extend its leading position in the field of software solutions for retirement provision. Due to the stipulations of the governmental pension scheme, pension funds are likely to receive a lot more attention over the next few years. To this end, providers of pension funds will have to make heavy investments in data-processing for both models of pension funds.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 Munich
Telephone: +49 89 769 01 - 144
Fax: +49 89 743 717 31
E-Mail: thomas.meindl@fja.com
Internet: www.fja.com

Munich, 05.02.2002